Exhibit 99.1
CP SHIPS SHAREHOLDERS APPROVE AMALGAMATION
RESULTING IN TUI OWNING 100% OF CP SHIPS
GATWICK, UK (14th December 2005) — CP Ships Limited today announced that at a shareholders meeting held today its shareholders approved the amalgamation of CP Ships and Ship Acquisition Inc, an indirect wholly-owned subsidiary of TUI AG that currently holds 88.97% of the outstanding common shares of CP Ships. Holders of 99.8% of the common shares voted in favour of the amalgamation. Subject to the satisfaction of the conditions contained in the Amalgamation Agreement between CP Ships and Ship Acquisition Inc and the filing of articles of amalgamation, the amalgamation is expected to occur on 20th December 2005.
The amalgamation will result in TUI owning 100% of the common shares of the company resulting from the amalgamation, which will also be named CP Ships Limited. Holders of common shares of CP Ships immediately prior to the amalgamation, other than Ship Acquisition Inc, will receive one redeemable special share of CP Ships (as the corporation resulting from the amalgamation) per common share held. The special shares will immediately be redeemed for US $21.50 per share, the same price per share paid on 25th October 2005 under the TUI offer for CP Ships common shares dated 30th August 2005.
The meeting material mailed to CP Ships shareholders in advance of today’s shareholders meeting, which is available at the Canadian Securities Administrators’ SEDAR website at www.sedar.com and at the Securities and Exchange Commission’s website at www.sec.gov, contains instructions for such shareholders to receive the cash payable to them in connection with the amalgamation and redemption. Registered shareholders with any questions or requests for assistance in surrendering their share certificates may contact Computershare Trust Company of Canada by telephone at 514-982-7127 or toll free within Canada and the United States at 1-866-982-9270 or by e-mail at corporateactions@computershare.com. Shareholders holding shares which are registered in the name of a bank, trust company, investment dealer or broker or other nominee should contact their nominee holder.
The common shares of CP Ships are expected to be delisted from and no longer traded on the Toronto Stock Exchange and suspended from and no longer traded on the New York Stock Exchange on the date of the amalgamation in accordance with the respective rules and policies of each exchange.
CP Ships has applied to cease to be reporting issuer under Canadian securities laws and intends to apply to cease to be reporting company under United States securities laws, in each case subject to the satisfaction of applicable regulatory requirements and the completion of the amalgamation and certain other transactions. CP Ships expects that it will be deemed to have ceased to be a reporting issuer under applicable securities laws in Canada and the United States before the end of January 2006.

Redemption of 10 3/8% Senior Notes due 2012
CP Ships also completed on 13th December 2005 the previously-announced redemption of its US $200 million aggregate principal amount of 10 3/8% Senior Notes due 2012 for an aggregate redemption price of US $226,204,000, together with interest in an aggregate amount of US $8,530,556.
About CP Ships
CP Ships, a subsidiary of TUI AG, provides international container transportation in four key regional markets: TransAtlantic, Australasia, Latin America and Asia with 38 services in 21 trade lanes. As of 30th September 2005 its vessel fleet was 80 ships and its container fleet 432,000 teu. Volume in 2004 was 2.3 million teu. CP Ships also owns Montreal Gateway Terminals which operates one of Canada’s largest marine container terminal facilities. TUI expects to complete its acquisition of 100% of CP Ships on 20th December 2005, at which time CP Ships is expected to delist from the Toronto and New York stock exchanges. TUI plans to integrate CP Ships into its other shipping subsidiary Hapag-Lloyd to create the world’s fifth-largest container shipping company.
Forward Looking Information
This press release contains certain forward-looking information and statements within the meaning of applicable securities laws relating, but not limited, to the anticipated timing of the suspension and delisting of CP Ships’ common shares and the suspension of CP Ships’ reporting obligations. Forward-looking information typically contains statements with words such as “consider,” “anticipate,” “believe,” “expect,” “plan,” “intend,” “likely” or similar words suggesting future outcomes or statements regarding TUI’s ability to integrate successfully CP Ships’ operations and employees and ability to realize anticipated synergies and regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
These statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Although CP Ships believes it has a reasonable basis for making the forecasts or projections included herein, you are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contributes to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; the effects of competition and pricing pressures; changes in freight rates; changes in operational costs; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; and the company’s anticipation of and success in managing the risks associated with the foregoing.
The above list of important factors affecting forward-looking information is not exhaustive, and reference should be had to the other risks discussed in filings with securities regulators. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.
INVESTORS/MEDIA CONTACT
Elizabeth Canna, VP Group Communications
Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764

2/2